                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                SCHEDULE 13E-3


                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                         FINAL AMENDMENT NO. 5

                             DYNATECH CORPORATION
                 _____________________________________________
                             (Name of the Issuer)


                      DYNATECH CORPORATION, JOHN F. RENO,
              ALLAN M. KLINE, JOHN R. PEELER, CLAYTON, DUBILIER &
                       RICE FUND V LIMITED PARTNERSHIP,
    CLAYTON, DUBILIER & RICE, INC. AND CD&R INVESTMENT ASSOCIATES II, INC.

                ______________________________________________
                     (Names of Person(s) Filing Statement)

                         COMMON STOCK, $.20 PAR VALUE
                ______________________________________________
                        (Title of Class of Securities)

                                   268138104
                ______________________________________________
                     (CUSIP Number of Class of Securities)

John F. Reno                     Franci J. Blassberg      Dwight W. Quayle         Peter B. Tarr
Chairman, President and Chief    Debevoise & Plimpton     Ropes & Gray             Hale and Dorr LLP
  Executive Officer              875 Third Avenue         One International Place  60 State Street
Dynatech Corporation             New York, NY 10022       Boston, MA  02110        Boston, MA  02109
3 New England Executive Park     (212) 909-6000           (617) 951-7000           (617) 526-6000
Burlington, MA  01803
(781) 272-6100


                _______________________________________________
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications
                   on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

/ / a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.


[X] b. The filing of a registration statement under the Securities Act of 1933.

/ /  c.  A tender offer.

/ /  d.  None of the above.

/ / Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger dated as of December 20, 1997 (the "Merger Agreement") between Dynatech Corporation, a Massachusetts corporation ("Dynatech" or the "Company") and CDRD Merger Corporation, a Delaware corporation ("MergerCo"). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement/Prospectus filed by the Company (the "Proxy Statement") and is attached hereto as Exhibit (c)(1). The Merger Agreement and the Merger (defined herein) were formally approved by the stockholders of the Company at a Special Meeting of the stockholders held on May 21, 1998. The Merger was consummated the same day.

     The Merger Agreement provided, among other things, for the merger of MergerCo into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (i) each outstanding share of common stock, par value $0.20 per share (the "Common Stock"), of the Company was converted into the right to receive $47.75 in cash and 0.5 shares of common stock, no par value, of the Surviving Corporation (the "Recapitalized Common Stock") (except that any shares held by MergerCo or held in the Company's treasury were canceled and any Stockholder who properly dissented from the Merger was entitled to appraisal rights under Massachusetts law); and (ii) each outstanding share of common stock, $.01 par value per share, of MergerCo ("MergerCo Common Stock") was converted into one share of Recapitalized Common Stock.

     Immediately prior to the Merger, (a) John F. Reno, Chairman, President and Chief Executive Officer, together with two family trusts established by Mr. Reno, contributed 40,804 shares of Common Stock to MergerCo in exchange for 799,758 shares of MergerCo Common Stock and (b) Clayton, Dubilier & Rice Fund V Limited Partnership ("CDR Fund V") purchased 110,790,770 shares of MergerCo Common Stock for approximately $277 million. In the Merger, all such shares of MergerCo Common Stock were converted into Recapitalized Common Stock as described above. As a result of the Merger and these related transactions, immediately following the Merger, (x) CDR Fund V owned approximately 92.3% of the outstanding Recapitalized Common Stock, (y) the stockholders of the Company prior to the Merger other than Mr. Reno and his family trusts, owned approximately 7% of the outstanding Recapitalized Common Stock and (z) Mr. Reno (together with his family trusts) owned approximately 0.7% of the outstanding Recapitalized Common Stock.

     This final amendment to this Statement reports the consummation of the transactions contemplated by the Merger Agreement following approval thereof by the Stockholders of the Company at a special meeting of such Stockholders held on May 21, 1998 (the "Special Meeting").

                                 SCHEDULE 13E


ITEM 2.   IDENTITY AND BACKGROUND.

      (a)-(d) and (g). This Amendment No. 5 to this Statement is being filed jointly by (i) Dynatech Corporation, the issuer of the class of equity securities which is the subject of this Rule 13e-3 transaction, (ii) John F. Reno, Allan M. Kline and John R. Peeler, and (iii) CDR Fund V, CDR and Associates II Inc.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (b) At the Special Meeting held on May 21, 1998, the Merger and the Merger Agreement were approved by holders of two-thirds of the Shares of Common Stock entitled to vote at the meeting. On May 21, 1998, a certificate of merger was filed with the Secretary of State of Delaware and articles of merger were filed with the Secretary of State of Massachusetts. As a result, the Effective Time occurred on May 21, 1998 and MergerCo was merged with and into the Company.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

      The Merger was consummated on May 21, 1998.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

                (a) Prior to consummating the transaction, the Board of Directors of the Company received a solvency opinion with respect to the Company and Telecommunications Techniques Co., L.L.C. ("TTC") from Houlihan Lokey Howard & Zukin ("Houlihan Lokey").

                (b) (1) Houlihan Lokey is an investment banking firm specializing in business and securities valuation, middle market investment banking and financial restructuring.

                (b) (2) Houlihan Lokey has provided solvency opinions in over 40 transactions in the past year.

                (b) (3) The Company selected Houlihan Lokey based on its qualifications and reputation.

                (b) (4) Not applicable.

                (b) (5) Not applicable.

                (b) (6) Houlihan Lokey concluded that, after giving effect to the Merger and related transactions, (i) the fair value and present saleable value of each of the Company's and TTC's assets exceeds and would exceed its respective stated liabilities and identified contingent liabilities, (ii) each of the Company and TTC should be able to pay its respective debts as they become absolute and mature, and (iii) the capital remaining in each of the Company and TTC would not be unreasonably small for the business in which the Company is engaged. Houlihan Lokey based its opinion on such reviews, analyses and inquires as it deemed necessary and appropriate under the circumstances. Pursuant to General Instruction D of Schedule 13E-3, the full text of the opinion which sets forth the assumptions made, matters considered and limitation on the review undertaken is attached hereto as an exhibit and incorporated herein by reference.

                (c) The full text of the opinion is attached hereto as an exhibit and incorporated herein by reference.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit  Description

(b)(7) Solvency Opinion of Houlihan, Lokey, Howard and Zukin dated May 21, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of June 1, 1998.

                                      DYNATECH CORPORATION

                                      By: /s/ John F. Reno
                                          ---------------------------------
                                          Name: John F. Reno
                                          Title: Chairman, President and
                                                 Chief Executive Officer

                                      /s/ John F. Reno
                                      ---------------------------------
                                      John F. Reno

                                      /s/ Allan M. Kline
                                      ---------------------------------
                                      Allan M. Kline


                                      /s/ John R. Peeler
                                      ---------------------------------
                                      John R. Peeler



                                      CLAYTON, DUBILIER & RICE
                                      FUND V LIMITED PARTNERSHIP

                                      By: CD&R Associates V Limited
                                          Partnership, the General Partner


                                      By: CD&R Investment Associates II, Inc.,
                                          its managing general partner.

                                      By: /s/ Donald J. Gogel
                                          ----------------------------------
                                          Name:  Donald J. Gogel
                                          Title: President, Assistant Secretary
                                                 and Assistant Treasurer

                                      CLAYTON, DUBILIER & RICE, INC.

                                      By: /s/ Donald J. Gogel
                                          ----------------------------------
                                          Name:  Donald J. Gogel
                                          Title: President, Assistant Secretary
                                                 and Assistant Treasurer


                                      CD&R INVESTMENT ASSOCIATES II, INC.

                                      By: /s/ Donald J. Gogel
                                          ----------------------------------
                                          Name:  Donald J. Gogel
                                          Title: President, Assistant Secretary
                                                 and Assistant Treasurer

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